UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

EXCERPT OF EXTRA ITEM AND ITEM (5) OF THE MINUTES OF THE 101th MEETING OF THE

BOARD OF DIRECTORS, HELD ON FEBRUARY 17, 2016.

As Secretary of the meeting of the Board of Directors, I hereby CERTIFY that extra item and item (5) of the Agenda included in the Minutes of the 101th Meeting of the Board of Directors of Oi S.A. held on February 17, 2016, at 9:30 am, at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“With respect to extra item of the Agenda, receipt was noted of letters of resignation, on February 12 and 15, 2016, from Messrs. Francisco Ravara Cary and Jorge Telmo Maria Freire Cardoso from their positions as effective and alternate members, respectively, of the Company’s Board of Directors, the Board also accepted the resignation tendered by Mr. João Manuel Pisco de Castro, on February 15, 2016, as Mr. Luís Maria Viana Palha da Silva’s alternate to the board of directors. Pursuant to Article 31, sole paragraph, of the Company’s Bylaws and Article 150 of the Law of Corporations, the majority of the Board of Directors members appointed to complete their terms until the General Shareholders Meeting that approves the financial statements from the fiscal year ending on 31 December 2017 were: (i) Mr. João Manuel Pisco de Castro, portuguese, married, administrator, bearer of the Portuguese passport No. N473969, resident and domiciled in the City of Lisbon, Portugal, with business address at Av. Almirante Gago Coutinho, 78, 1700-031, Lisbon, Portugal, for the position of effective member, and Mr. Pedro Guimarães e Melo de Oliveira Guterres, portuguese, married, administrator, bearer of the foreigner identity card (RNE) No. V760804-Y, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 234.716.148-26, residing and domiciled in the city and state of Rio de Janeiro, with business address at Av. Borges de Medeiros, nº 633, sala 606, CEP 22430-041, as his respective alternate; and (ii) Mrs. Maria do Rosario Amado Pinto Correia, portuguese, divorced, economist, bearer of the Portuguese passport No. N199690, resident and domiciled in the City of Lisbon, Portugal, with business address at Rua Frederico George, 10A, 1600-468, Lisbon, Portugal, for the position of alternate member for Luís Maria Viana Palha da Silva. The elected alternate Board Members declared they have not been charged with any of the crimes provided in law that would prevent them from holding the positions for which they were appointed, and they made the declaration provided in §4 of Article 147 of Law 6.404/76. (…).”

“Proceeding to item (5) of the Agenda, Mr. Flavio Nicolay Guimarães submitted a proposal for the rectification of the Board of Director`s decision dated December 9, 2015, in order to exclude from such decision the change in the number of shares represented by each Company preferred ADR, in order to maintain the 1:1 ADR exchange ratio. The NYSE rules only require that the class of shares considered as primary (with higher liquidity) must be over US$1,00 per share, which in the Company’s case is its common share (ON). The Board Members approved the proposal unanimously.”

All members of the Board of Directors were presente and affixed their signatures: José Mauro Mettrau Carneiro da Cunha; Sergio Franklin Quintella; Luiz Antonio do Souto Gonçalves; Ricardo Malavazi Martins; Thomas Reichenheim; Rafael Luís Mora Funes; Luís Maria Viana Palha da Silva; André Cardoso de Menezes Navarro; Robin Bienenstock; Marten Pieters; e João Manuel Pisco de Castro.

Rio de Janeiro, February 17, 2016

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer